DATE

NAME
ADDRESS
CITY, STATE ZIP

Re: Respironics, Inc. Retirement Savings Plan (“401k Plan”)

Dear NAME:

As announced on December 21, 2007, Respironics has entered into an agreement to be acquired by a subsidiary of Koninklijke Philips Electronics N.V. (“Philips”). Following the acquisition, 100% of the stock of Respironics will be owned by Philips. This letter alerts you to upcoming mailings you will receive if you own Respironics shares in the 401k Plan.

The Tender Offer and the Merger

You have the ability to sell your shares to Philips in a process known as a “tender offer” (“Tender Offer”). In the Tender Offer, each Respironics shareholder can sell their Respironics shares to Philips at a price of $66.00 per share, minus any applicable withholding taxes (the “Offer Price”). The Tender Offer commenced on January 3, 2008 and is scheduled to expire on February 1, 2008, but may be extended by Philips beyond that date.

If you elect not to sell your Respironics shares in the Tender Offer and more than 50% of the total outstanding shares of stock of Respironics are sold to Philips by other shareholders in the Tender Offer, your Respironics shares will automatically be cashed out in a merger that will follow the completion of the Tender Offer. Whether you tender your Respironics shares in the Tender Offer or wait and have your Respironics shares cashed out in the subsequent merger, you will receive the same price for your Respironics shares – the Offer Price.

The Respironics Board of Directors has unanimously approved the acquisition (including both the Tender Offer and the merger) and recommends that Respironics shareholders tender their Respironics shares to Philips in the Tender Offer.

Your Respironics 401k Plan – What you need to do:

•	If your account in the 401k Plan is invested in Respironics Common Stock, Fidelity Investments, the record keeper of the 401k Plan (“Fidelity”), will convert your Respironics stock units to shares of Respironics stock.

•	If your account in the 401k Plan is invested in Respironics Common Stock, you will receive a letter shortly from Fidelity Management Trust Company, the trustee of the 401k Plan, with instructions on how to tender your shares to Philips at the Offer Price. Please watch for this letter and read it carefully. This letter will provide specific instructions on the Tender Offer process and actions that you must take to tender any Respironics shares that you own.

•	If you decide to tender your Respironics shares, the cash received for your shares will be credited to your 401k Plan account and will be invested in the Fidelity Freedom Funds. You may provide different investment directions to Fidelity after this cash has been credited to your account. More information about this will be included in the mailing from Fidelity Management Trust Company.

We will continue to provide you with updated information as it becomes available. In the interim, if you have any questions, please contact Fidelity at 1-800-835-5095.

Sincerely,

Kathy Dober
Director, Compensation and Benefits

RESPIRONICS, INC.
1010 Murry Ridge Lane • Murrysville, PA 15668